Invesco Advisers, Inc.
PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 2500
Houston, TX 77046-1173
713 626 1919
www.invesco.com
August 6, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Invesco High Yield Investments Fund, Inc. CIK No. 0000912734
Gentlemen:
On behalf of Invesco High Yield Investments Fund, Inc. (the “Fund”), attached herewith for filing pursuant to the provisions of the Securities and Exchange Act of 1934 are the electronic versions of a preliminary Notice of Special Meeting of Shareholders, Forms of Proxy and Proxy Statement relating to a special meeting of shareholders of the Fund to be held on October 7, 2010. Definitive copies of such materials are expected to be mailed to shareholders on or after August 20, 2010.
The purpose of the Special Meeting of Shareholders is to elect five directors to serve until the year 2013 Annual Meeting, or until their successors shall have been duly elected and qualified, to approve a new investment advisory agreement with Invesco Advisers, Inc. and to approve a new master sub-advisory agreement between Invesco Advisers, Inc. and its affiliates.
All comments and correspondence regarding the attached preliminary proxy materials should be directed to Elizabeth Nelson at Invesco Advisers, Inc., 1 Parkview Plaza, Oakbrook Terrace, IL 60181. If you have questions about the proxy materials, please contact Elizabeth Nelson at (630) 684-6301.

Very truly yours,
/s/ Elizabeth Nelson
Elizabeth Nelson
Counsel
cc:	Vince Di Stafano Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
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